AMERICAN INDEPENDENCE FUNDS TRUST

230 Park Avenue, Suite 534

New York, NY 10169

(212) 488-1331

November 20, 2013	VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE
Washington, DC 20549

Attention: Mr. Grzeskiewicz

Re:	Request for Withdrawal Pursuant to Rule 477 under the Securities Act of 1933 (File No. 333-124214)

On behalf of American Independence Funds Trust (the “Trust”), we request, pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), the withdrawal of Post-Effective Amendment No. 88 to the Trust’s registration statement on Form N-1A, which was filed with the U.S. Securities and Exchange Commission April 26, 2013 (accession number 0001324443-13-000055) (“PEA No. 88”).  PEA No. 88 relates solely to the American Independence Capital Defender Fund, a series of the Trust (the “Fund”). We wish to withdraw PEA No. 88 because the Trust has elected not to pursue the registration of the Fund at this time. No securities were sold in connection with the above referenced registration statement.

Should you have any questions or comments regarding this filing, please do not hesitate to contact the undersigned at (646) 747-3477.

Sincerely,

/s/ Eric M. Rubin

Eric M. Rubin

President, American Independence Funds Trust